Exhibit 99.6

PERDIGÃO S. A.

CNPJ Nº 01.838.723/0001-27

Public Company

MINUTES OF THE 2nd/2005 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 28, 2005, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolut majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Changes in the Executive Board of Directors: The Board approved the extinction of the position of Chief Sales Officer, due to the retirement of the holder of this position, Mr. João Rozário da Silva. The Board also approved the establishement of two new positions in the Executive Diretors: Marketing Director, indicating to hold this position Mr. Antonio Zambelli, Brazilian, married, business administrator, RG nr. 6.531.703-SSP/SP, CPF nr. 897.037.408-63, resident and domiciled in São Paulo, SP, and Technology Director, to be held by Mr. Luiz Adalberto Stabile Benício, Brazilian, married, zootechnic, RG nr. 2.240.303-SSP/PR, CPF nr. 448.732.129-87, resident and domiciled in Videira, SC, both with mandates coinciding with thoses of the remaining Executive Board Members. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Francisco de Oliveira Filho; Wilson Carlos Duarte Delfino; Adézio de Almeida Lima. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 125).

NEY ANTONIO FLORES SCHWARTZ

Secretary